Exhibit 23.5
                        [Letterhead of DoubleClick]

April 8, 1999



To Whom It May Concern:

DoubleClick grants permission to theglobe.com to use DoubleClick's name in theglobe.com's SEC filings, as it pertains to theglobe.com's use of DoubleClick DART as its ad serving solution.



Sincerely,



/s/ Anthony Risicato

Anthony Risicato
DoubleClick DART